Hyde Park Acquisition Corp. II

500 Fifth Avenue

50th Floor

New York NY 10110

June 18, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Hyde Park Acquisition Corp. II

Form 8-A12G (File No. 000-54473)

Dear Ladies and Gentlemen:

Hyde Park Acquisition Corp. II (the “Company”) hereby respectfully requests the consent of the Securities and Exchange Commission to withdraw the Form 8-A filed by the Company on August 8, 2011 (SEC file No. 000-54473). The Company initially filed on Form 8-A under Section 12(g) of the Securities Exchange Act of 1934. However, the Company has since applied to list its common stock on the Nasdaq Capital Market. Accordingly, the Company will file a new Form 8-A under Section 12(b) of the Securities Exchange Act of 1934.

Your assistance in this matter is greatly appreciated. Please direct all inquiries to the Company’s counsel, Jeffrey M. Gallant of Graubard Miller, at (212) 818-8800.

Very truly yours,

HYDE PARK ACQUISITION CORP. II

/s/ Laurence S. Levy
Name:	Laurence S. Levy
Title:	Chief Executive Officer